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                            [LOGO CANADA NEWSWIRE]

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     News release via Canada NewsWire, Toronto 416-863-9350

                                                                 [CERTICOM LOGO]

          Attention Business Editors:

          Certicom Announces Entrust Technologies Joins the Standards for Efficient Cryptography Group (SECG)

          International Companies CV Cryptovision and Scopus Tecnologia also Join Growing Roster of United States and International Members

     HAYWARD, CA, May 17 /CNW/ - Certicom (Nasdaq: CERT and TSE: CIC), a leading provider of m-commerce security, today announced that Entrust Technologies Inc. (Nasdaq: ENTU), CV Cryptovision and Scopus Tecnologia have joined the Standards for Efficient Cryptography Group (SECG). The group was founded in December 1998 to develop the Standards for Efficient Cryptography (SEC), a family of commercial standards that will specify completely interoperable, easily implemented and cost-effective security solutions based on elliptic curve cryptography (ECC) technology.

     The SECG is a consortium of leading technology companies and key industry players in the information security industry. Since its inception, the coalition has addressed such issues as providing interoperability among cryptographic standards developed by diverse organizations, the use of elliptic cryptography in X.509 certificates, and the need for efficient security protocols and certificate structures for use in the mobile and handheld device environments.

     "Entrust has always supported and helped lead the standards work necessary to drive e-business", said Dr. Carlisle Adams, senior cryptographer and head of the standards program at Entrust Technologies, Inc. "Entrust is pleased to join the SECG because we view the work done in this group as an important enabler for interoperability of ECC in public-key infrastructure implementations."

     The SECG & SEC Standards

     The Standards for Efficient Cryptography Group was initiated to address the difficulty vendors and users face when building and deploying interoperable security solutions. The goals of the SECG include addressing the problems of interoperability that are common to today's different cryptographic solutions and enabling the effective incorporation of ECC technology into these varied solutions. Additionally, the group aims to provide more efficient digital certificate and public-key infrastructure (PKI) definitions than those currently available. The SECG provides the critical standardization necessary for widespread utilization of ECC in general PKI as well as in processing power-constrained devices, such as PDAs and smart cards.

     The SEC standards will enable developers to easily build secure

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applications in such areas as e-commerce and stock trading, wireless communications, Internet access, on-line banking, smart cards and electronic payment systems.

     Current SECG Members

     Members of the SECG include: 3Com, ABN-AMRO, American Express, Baltimore Technologies, Certicom, CV Cryptovision, Deloitte & Touche, Diversinet, Entrust Technologies, Ernst & Young, Fujitsu, Giesecke & Devrient, GlobeSet, GTE CyberTrust, Hewlett-Packard, Hitachi Ltd., Motorola, the National Institute of Standards & Technology, NTT Electronics Corporation, Pitney Bowes, Rainbow Technologies, Racal Security & Payments, Scopus Tecnologia S.A., Thawte Consulting, Unisys Corporation, Visa International, VeriSign Inc. and Xcert International. The group has also created a Cryptographic Advisory Board, comprised of Dr. Ian Blake of University of Toronto, Simon Blake-Wilson of Certicom, Dr. Dan Boneh of Stanford University, Don Johnson of Certicom, Dr. Alfred Menezes of University of Waterloo, Dr. Larry Puhl of Motorola, Dr. Phil Rogaway of University of California at Davis, Dr. Gadiel Seroussi of Hewlett-Packard, Dr. Nigel Smart of University of Bristol and Dr. Scott Vanstone of Certicom. Participation in both the SECG and the Advisory Board is open to the public.

     About Elliptic Curve Cryptography

     Developed for a broad range of computing platforms and maximum interoperability, Certicom's Elliptic Curve Cryptography (ECC) technology enables strong, high performance security for many pieces of the computing infrastructure, including the new generation of small form-factor products such as handheld computers, pagers, cell phones and smart cards. Certicom's patented implementation of ECC technology provides a more efficient alternative to conventional public key cryptographic algorithms in many mobile and wireless environments, allowing for faster processing speed, reduced bandwidth usage and decreased battery requirements. These advantages make Certicom's ECC-based security technology particularly well suited to mobile devices that incorporate less powerful processors, such as handheld computing devices, Internet-enabled phones and two way pagers.

     For more information about the SECG, please visit the group's Web site at http://www.secg.org.

     Certicom is a registered trademark of Certicom Corp. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.

     Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.

     %SEDAR: 00003865E

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For further information: Lorraine Kauffman, Public Relations, Certicom
Corp., (510) 780-5417, lkauffman@certicom.com